ALGOMA STEEL GROUP INC.

September 21, 2021

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-1090

Attention:	Geoff Kruczek
Perry Hindin

Re:	Algoma Steel Group Inc.

Registration Statement on Form F-4

Originally Filed July 6, 2021

CIK: CIK0001860805

Ladies and Gentlemen:

Algoma Steel Group Inc., a British Columbia corporation (the “Company”), hereby requests acceleration of the effective date of its Registration Statement on Form F-4, File No. 333-257732, as amended (the “Registration Statement”), to 12:00 p.m., Eastern time, on September 23, 2021 or as soon thereafter as practicable.

Would you please advise Adam Givertz of Paul, Weiss, Rifkind, Wharton & Garrison LLP, counsel to the Company, by email at agivertz@paulweiss.com or by telephone at 1-212-373-3224, as soon as possible after the Registration Statement has been declared effective or if you have any other questions or concerns regarding this matter.

* * * *

Sincerely,

ALGOMA STEEL GROUP INC.

By:	/s/ Michael McQuade
Name:	Michael McQuade
Title:	Chief Executive Officer